SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on November 28, 2025.

Autonomous City of Buenos Aires, November 28th 2025

CNV/BYMA/A3Mercados

Dear Sirs:

Please be advised that on the date hereof, BANCO MACRO S.A. has been given notice of a class action complaint filed against it and entitled “Usuarios y Consumidores Unidos vs. Banco Macro S.A./ Ordinary Proceedings (Court File #26223/2024)”.

Plaintiff argues that the Bank is allegedly applying the Tax for an Inclusive and Solidary Argentina (Impuesto PAIS), established by Act 27,541 (Sect. 37 et seq.), as well as withholding amounts on account of Income Tax and Personal Assets Tax, erroneously and illegally to transactions that would not constitute a taxable event under the above mentioned Act. Specifically, plaintiff contends that the Bank is applying these tax burdens without cause to foreign currency purchases made with credit cards, when such purchases are paid by the cardholders in the same foreign currency (without a foreign exchange transaction occurring).

Therefore, plaintiff seeks an order declaring the illegality of this practice, demanding the Bank to discontinue this practice, and ordering the payment of interest on the amounts wrongfully collected. Furthermore, plaintiff seeks an order for the Bank to clearly inform its customers about the application of these taxes and an order imposing a civil fine upon the Bank.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer